51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")

#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2 Date of Material Change

May 9, 2024

Item 3 News Release

The news release dated May 9, 2024 was disseminated through Cision US Inc.

Item 4 Summary of Material Change

On May 9, 2024, the Company closed the public offering (the "Offering") outside of Canada of 1,500,000 common shares of the Company (the "Common Shares") and warrants to purchase up to 1,500,000 Common Shares (the "Warrants") pursuant to the underwriting agreement dated May 6, 2024 (the "Underwriting Agreement") with Maxim Group LLC (the "Underwriter"). Each Common Share was sold together with one Warrant at a combined public offering price of US$1.55. The Warrants have an exercise price of US$1.82 per Common Share, are immediately exercisable, will expire three years from the date of issuance and were issued pursuant to a warrant agency agreement dated May 9, 2024 (the "Warrant Agency Agreement") with Computershare Inc. and its affiliate, Computershare Trust Company, N.A. (collectively, the "Warrant Agent"). Pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter an option, exercisable for 45 days after the date of the Underwriting Agreement to purchase up to an additional 75,000 Common Shares and/or Warrants to purchase up to an additional 75,000 Common Shares (the "Over-Allotment Option"), of which Maxim has partially exercised the Over-Allotment Option to purchase additional Warrants to purchase up to 75,000 Common Shares. Gross proceeds from the Offering were US$2,325,750 before deducting underwriting discounts and offering expenses, inclusive of the over-allotment.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On May 9, 2024, the Company closed the Offering outside of Canada of 1,500,000 Common Shares and Warrants to purchase up to 1,500,000 Common Shares pursuant to the Underwriting Agreement with the Underwriter. Each Common Share was sold together with one Warrant at a combined public offering price of US$1.55. The Warrants have an exercise price of US$1.82 per Common Share, are immediately exercisable, will expire three years from the date of issuance and were issued pursuant to the Warrant Agency Agreement with the Warrant Agent. Pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter the Over-Allotment Option, exercisable for 45 days after the date of the Underwriting Agreement to purchase up to an additional 75,000 Common Shares and/or Warrants to purchase up to an additional 75,000 Common Shares, of which Maxim has partially exercised the Over-Allotment Option to purchase additional Warrants to purchase up to 75,000 Common Shares. Gross proceeds from the Offering were US$2,325,750 before deducting underwriting discounts and offering expenses, inclusive of the over-allotment.

Maxim Group LLC acted as sole book-running manager for the Offering.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

May 9, 2024